04016041

ANP 3-17-04 **

VB 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION RECEIVED MAR 2 2004 WASH. DC 158

Annual Audited Report
FORM X-17A-5
PART III

8-48389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kempen & Co U.S.A. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
747 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Pollock **212-521-6795**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

Nils Geenen, ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _Kempen & Co USA. Inc______, as of December____31______, 2003______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

President

Title

Suzanne Denker

Notary Public

SUZANNE DENKER
Notary Public, State of New York
No. 01DE4968206
Qualified in New York County
Commission Expires Aug. 21, 2006

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Kempen & Co. U.S.A., Inc.

December 31, 2003
with Report of Independent Auditors

Kempen & Co. U.S.A., Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Stockholder of
Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Kempen & Co. U.S.A., Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 1,039,040
Due from Parent	1,479,537
Due from customer	66,673
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $112,730)	132,247
Other assets	30,632
Total assets	$ 2,748,129
Liabilities and stockholder's equity	
Liabilities:	
Fails to receive	$ 66,673
Other liabilities and accrued expenses	104,044
Total liabilities	170,717
Stockholder's equity:	
Capital stock—$.01 par value; authorized—1,000 shares, issued and outstanding—1,000 shares	10
Additional paid-in capital	763,979
Retained earnings	1,813,423
Total stockholder's equity	2,577,412
Total liabilities and stockholder's equity	$ 2,748,129

See notes to financial statements.

Kempen & Co. U.S.A., Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Basis of Presentation

Kempen & Co. U.S.A., Inc. ("the Company") is a wholly-owned subsidiary of Kempen & Co NV (the "Parent"). The Company is a securities broker-dealer and a member of the National Association of Securities Dealers, Inc. The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the shorter of their estimated useful life or the length of the lease.

Cash and cash equivalents are defined as cash and short-term, highly liquid investments with original maturities of three months or less.

3. Related Party Transactions

Due from Parent primarily represents commissions due from the Parent. Commission revenues are allocated to the Company based upon various revenue-sharing arrangements with the Parent for commissions earned on the facilitation of customer trades.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the "Rule"). The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2003, the Company had net capital of $934,996, which was $834,996 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

5. Commitments

The Company leases office space under a noncancelable lease, which expires on April 26, 2005. Gross rent expense was $239,337 for the year ended December 31, 2003.

At December 31, 2003, the Company's future minimum rental commitments, based upon the terms under the noncancelable lease, which have a remaining term of three years, are as follows:

2004	$ 220,676
2005	73,559
	294,235
Less aggregate sublease income	81,000
	$ 213,235

6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

All of the Company's cash and cash equivalents are on deposit with a single bank. In addition, a substantial portion of the Company's other assets consists of a receivable from its Parent.